  EXHIBIT 99.5

Mo Molavi, P.Eng.

AMC Mining Consultants (Canada) Ltd.

Suite 202, 200 Granville Street

Vancouver, BC V6C 1S4

CONSENT of QUALIFIED PERSON

I, Mo Molavi, consent to the public filing of the technical report titled Technical Report, Skouries Project, Greece with an effective date of 22 January 2022 (the “Technical Report”) by Eldorado Gold Corporation.

The documents that the Technical Report supports are the annual information form of Eldorado Gold Corporation dated 31 March 2022 and the news release of Eldorado Gold Corporation dated 15 December 2021 (collectively, the “Documents”). I consent to the use of my name in the Documents or any quotation from, or summarization in, the Documents of the parts of the Technical Report for which I am responsible.

I confirm that I have read the Documents, and that the Documents fairly and accurately reflect, in the form and context in which it appears, the information in the parts of the Technical Report for which I am responsible.

Dated this 31 March 2022.

/s/ Mo Molavi

________________________

Mo Molavi, P.Eng.